Correspondence Relating to Amended Registration Statement

O’Melveny & Myers LLP 7 Times Square Tower New York, NY 10036	T: +1 212 326 2000 F: +1 212 326 2061 omm.com	File Number: 0008334-00004

VIA EDGAR

February 23, 2021

Ms. Babette Cooper
Ms. Jennifer Monick
Ms. Stacie Gorman
Ms. Maryse Mills-Apenteng
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

AFC Gamma, Inc. (File No. 333-251762)
Response to the Staff’s Comments on Amendment No. 4 to Registration Statement on Form S-11 Filed on February 16, 2021

Dear Ms. Cooper, Ms. Monick, Ms. Gorman, and Ms. Mills-Apenteng:

On behalf of our client, AFC Gamma, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 16, 2021 regarding the Company’s amendment no. 4 to the registration statement on Form S-11 filed via EDGAR to the Commission on February 16, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company will be filing its amended registration statement on Form S-11 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

To facilitate the Staff’s review, we will separately deliver to the Staff five courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC
Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Amendment No. 4

Use of Proceeds, page 68

1.
Please revise your table on page 68 to include a description of the borrower for Term Sheet 1, Term Sheet 2, Term Sheet 3, Term Sheet 4, Term Sheet 5, and the Syndication Commitment, as you have within the Loan column for the four Unfunded Commitments.

The Company has revised its disclosure on page 68 in response to the Staff’s comment.

2.
Please tell us if you expect to fund any additional specific loans prior to or shortly after commencement of the offering in addition to those already listed in your use of proceeds table.  To the extent there are additional specific loans, please provide us with and revise your filing to disclose details about these loans.

Other than those loans already listed in the Company’s use of proceeds table, the Company does not expect to fund any additional specific loans over the next several weeks.

However, as disclosed in the Amended Registration Statement, as of February 15, 2021, the Company’s loan origination pipeline consisted of 29 potential new loans. The Company is in various stages of its evaluation process with respect to these loans. The Amended Registration Statement further discloses that, as of February 15, 2021, the Company was reviewing, but had not yet issued indications of interests or entered into term sheets with respect to, 18 of these potential loans and had issued indications of interest with respect to five of the 29 potential loans.  Of those five potential loans, the Company may enter into a fully executed non-binding term sheet for one of those loans for approximately $21 million over the next several weeks.

The Company respectfully advises the Staff that it believes that disclosure of details regarding this potential loan prior to the execution of a term sheet will not provide meaningful information for an investor. The Company does not know whether the closing of a potential loan is probable until a term sheet is executed by the Company and the borrower. Further, until the Company and the borrower execute a term sheet the details regarding the potential loan would be speculative.

The Company confirms to the Staff that this potential $21 million loan will be consistent with the Company’s investment strategy and the Company intends for the terms of the loan to have similar characteristics as the terms of the loans reflected in the use of proceeds table.

3.	We note your disclosure of the Syndication Letter on page 143. Please address the following:

•	Please tell us and revise your filing to include more robust disclosure of the terms and structure of the syndication letter.

On February 14, 2021, in connection with the anticipated credit facility relating to Term Sheet 1 (such anticipated credit facility, the “Term Sheet 1 Credit Facility”), the Company entered into a syndication letter agreement (the “Initial Syndication Letter”) with AFC Management, LLC (the “Manager”) to allocate $24,150,000 (the “Manager Portion”) of the total $46,150,000 of loans under the Term Sheet 1 Credit Facility to the Manager to fund or further allocate or syndicate. As between Manager and the Company, the Manager will be solely responsible (subject to its syndication rights) for the Manager Portion. Additionally, pursuant to the Manager’s right to sub-syndicate provided in the Initial Syndication Letter, on February 22, 2021, the Manager entered into an additional syndication letter agreement (the “Second Syndication Letter”) relating to the Term Sheet 1 Credit Facility with the Company and AFC Investments, LLC, a Delaware limited liability company and one of the Company’s affiliates that is beneficially owned by Mr. Tannenbaum and Mrs. Tannenbaum. Pursuant to the Second Syndication Letter, each party agreed that (i) the Company will severally and not jointly lend $22,000,000 of the Term Sheet 1 Credit Facility, (ii) AFC Investments, LLC will severally and not jointly lend $24,150,000 of the Term Sheet 1 Credit Facility and (iii) each funding under the Term Sheet 1 Credit Facility will be made pro rata in proportion to each party’s commitments and each party will receive payments of interest, principal, fees and other amounts due to such party, including its allocation of original issue discount, on such pro rata basis; provided, however, that the funding of the Term Sheet 1 Credit Facility remains subject to diligence and definitive loan documentation satisfactory to each of the parties to the Second Syndication letter. The Second Syndication Letter was accepted and acknowledged by the prospective borrower of the Term Sheet 1 Credit Facility.

The Initial Syndication Letter also provides that the Manager shall act as administrative agent for the anticipated Term Sheet 1 Credit Facility and shall therefore be entitled to the entirety of the agent fee, which is currently contemplated to be 1% per annum of the total loan amount and is paid by the borrower. The Company does not expect the Company or the Manager to receive any syndication fees from this syndication.

The Company has revised its disclosure on page 142 in response to the Staff’s comment.

•
Please tell us if this transaction is a syndication or the transfer of a participating interest and how you made that determination. Within your response, please tell us how you considered the meaning of the term participating interest in ASC 860-10-40- 6A and the definition of loan syndication in ASC 860-10-20.

The Company respectfully advises the Staff that the transaction contemplated by the Initial Syndication Letter is a loan syndication rather than the transfer of a participating interest.   Consistent with the definition of loan syndication in ASC 860-10-20, the Company and the Manager are sharing in lending to a single borrower, each with the status of a direct lender under the transaction and responsible for funding a specified portion of the same loan, with the same legal rights as against the borrower.   The Initial Syndication Letter provides that the Manager is responsible for funding $24.15 million upon the initial closing of the loan, subject to a right to sub-syndicate to other parties, which it has done pursuant to the Second Syndication Letter.  The Company respectfully advises the Staff that the transaction contemplated by the Second Syndication Letter is a sub-syndication by the Manager rather than the transfer of a participating interest because, pursuant to the terms of the Second Syndication Letter, each of the syndicate members will severally and not jointly lend its respective allocation of the loan. Consistent with ASC 860-10-20, the Company has syndicated a portion of this loan to the Manager because the entirety of the loan is larger than the amount that the Company wishes to lend to this single borrower. As Term Sheet 1 is non-binding and does not result in a financial asset, the Company has concluded that neither of the syndication letters result in the transfer of a financial asset subject to the guidance in ASC 860.

The Company has also analyzed the contractual arrangements and relationships, including the syndication contemplated by the Initial Syndication Letter and Second Syndication Letter, between the Company, the Manager and AFC Investments, LLC, all of which are related parties (the Manager and AFC Investments, LLC are each controlled by Mr. Tannenbaum) in the context of ASC 810.  The Company has concluded that the aforementioned contractual arrangements and relationships do not result in a controlling financial interest by the Company with respect to the Manager and AFC Investments, LLC.  Further, the Company has concluded that the aforementioned contractual arrangements and relationships do not create variable interests between the Company, the Manager and AFC Investments, LLC.

•
To the extent you determined this transaction is a transfer of a participating interest, please tell us if you will account for the transfer as a sale. In your response, please tell us how you considered the conditions in paragraph ASC 860-10-40-5.

The Company respectfully advises the Staff that the transaction contemplated by the syndication letter is a syndication rather than the transfer of a participating interest as further discussed above.

•
Based on your disclosure it appears that the structure of this syndication letter is different from that of your existing and probable loans where your percentage of the total loan is less than 100%.  Please confirm whether our understanding is correct.

The Company respectfully informs the Staff that the Company’s other existing and probable loans where its percentage of the total loan is less than 100% have generally been transactions where the lead lender is a third party and the Company is part of the syndicate being syndicated to and the Company has committed only to a portion of the total loan.   In the case of the Company’s other existing and probable loans where the Company is the lead lender and the Company’s percentage of the total loan is 100% (such loans, the “Lead Lender Loans”), the Company has received from the borrower the right to syndicate such loans, but has historically chosen not to syndicate. The transaction contemplated by the Initial Syndication Letter is similar to the Lean Lender Loans, but in this case, the Company has elected to exercise its right to syndicate a portion of the probable Term Sheet 1 Credit Facility pursuant to the Initial Syndication Letter, and may choose to do so with respect to future transactions.

•	Please file the syndication letter as an exhibit in accordance with Item 601(b)(10) of Regulation S-K, or advise.

The Initial Syndication Letter and the Second Syndication Letter have each been filed as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Underwriting, page 183

4.
We note that you added disclosure related to Seaport Global Securities being involved in a syndication related to one of your loans.  Please revise your disclosure here, and elsewhere as appropriate, to address any potential conflict of interest this relationship may present.

The Company has revised its disclosure on pages 18 and 186 in response to the Staff’s comment.

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If you have any questions regarding the Amended Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com or Randolph Yiap, by telephone at 213-430-7780 or via email at ryiap@omm.com, Thomas Geoffroy, the Chief Financial Officer of the Company, by telephone at 561-510-2390 or via email at tom@advancedflowercapital.com, or Brandon Hetzel, the Controller of the Company, at 561-510-2390 or via email at brandon@advancedflowercapital.com.

Very truly yours,

/s/ Jeeho Lee

Enclosures

cc:

Leonard M. Tannenbaum, Chief Executive Officer and Chairman, AFC Gamma, Inc.
Thomas Geoffroy, Chief Financial Officer and Treasurer, AFC Gamma, Inc.
Brandon Hetzel, Controller, AFC Gamma, Inc.
C. Brophy Christenson, Partner, O’Melveny & Myers LLP
Randolph Yiap, Associate, O’Melveny & Myers LLP
Christopher Bellini, Member, Cozen O’ Connor P.C.